SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  'Prudential plc FY09 unaudited results Pt1'

For Immediate Release:
Monday 1
March 2010

PRUDENTIAL PLC FULL YEAR 2009 UNAUDITED RESULTS

PRUDENTIAL'S STRATEGY DELIVERS RECORD PERFORMANCE

Embedded Value:
•
New business profit of £1,607 million up 34%*
•
Operating profit based on longer-term investment returns of £3,090 million up 8%*
•
Shareholders' funds of £15.3 billion, equivalent to 603 pence per share

IFRS:
•
Operating profit based on longer-term investment returns of £1,405 million up 10%*
•
Operating profit after tax covers full year dividend 2.2 times
•
Shareholders' funds of £6.3 billion (2008: £5.1 billion)

New Business:
•
Total APE sales of £2,896 million up 1%*
•
Retail APE sales of £2,890 million up 11%*
•
EEV new business profit margin (% APE) of 56% (2008: 42%)*
•
Free surplus - investment in new business - of £675 million down 16 per cent*

Capital & Dividend:
•
Management action strengthened Insurance Groups Directive ("IGD") capital surplus, estimated at £3.4 billion, £1.9 billion higher than at the end of 2008 (£1.5 billion)
•
2009 full year dividend
increased by 5%
to 19.85
pence per share

Prudential
separately announced today that it
has reached an agreement with American International Group Inc. ("AIG"), on terms for the combination of Prudential and AIA Group Limited ("AIA"), a wholly-owned subsidiary of AIG.

Commenting on the full year results, Tidjane Thiam, Group Chief Executive said:

"These results represent an outstanding performance against a backdrop of unprecedented economic uncertainty, demonstrating the success of our strategy to focus on value over volume and capitalise on the most profitable growth opportunities in our chosen markets around the world. In 2009, we achieved record total sales for the Group, with total APE sales of £2,896 million, up 1 per cent (2008: £2,879 million) and importantly, retail sales up 11 per cent to £2,890 million (2008: £2,615 million). The fourth quarter 2009 saw a significant increase in our sales, up 25 per cent on the third quarter
2009
driven by the performance of our business in Asia.

Compared with the same period in 2008, our Group EEV new business profit was up 34 per cent to £1,607 million and total EEV operating profit based on longer-term investment returns was up 8 per cent to £3,090 million. Our IFRS operating profit based on longer-term investment returns was up 10 per cent to £1,405 million. Average Group new business profit margin, as a percentage of APE, increased to 56 per cent (2008: 42 per cent). Free surplus investment in new business was 16 per cent lower at £675 million (2008: £806 million). Therefore, we achieved higher profits while consuming less capital, highlighting our ability to allocate capital to markets and products which produce the highest returns.

Our performance has been delivered while taking a disciplined approach to risk management and targeted Group-wide actions to grow and protect our capital, consolidating our position as one of the best capitalised insurers in the world. Our estimated IGD surplus was £3.4 billion at 31 December 2009, an increase of £1.9 billion versus 31 December 2008. This capital strength underpins our ability to exploit growth opportunities.

Asia is the engine of the Group's future growth, particularly the fast growing economies in South East Asia. The fourth quarter 2009 saw record sales in Asia, up 42 per cent from the third quarter 2009, as the recovery took hold. In 2009, total APE sales were £1,261 million (2008: £1,216 million). New business profit in Asia was up 12 per cent to £713 million (2008: £634 million) meaning that despite the most challenging of environments, we have exceeded our target to double 2005 new business profits by the end of 2009. IFRS operating profit was up by 62 per cent to £416 million (2008: £257 million) reflecting the increasing maturity of this business and a one off credit of £63 million for our Malaysian operations.

In the US, Jackson APE sales were £912 million, up 27 per cent (2008: £716 million) as the business continued to benefit from a flight to quality in the US annuity market. Jackson has continued to implement the strategy of targeting increasing volumes of relatively less capital-intensive variable annuity sales, higher fixed index annuity sales and contained fixed annuity sales. As a result, Jackson was ranked 4th in total annuity sales in the first nine months of 2009, up from 11th at the end of 2008. Our focused approach to this market has seen our new business margins increase from 41 per cent to 73 per cent in 2009.

At Prudential UK, our strategy remained to rigorously focus on balancing new business, with cash and capital preservation while maintaining margins. APE sales were £723 million, down 24 per cent (2008: £947 million) but Retail APE sales were £717 million, down 11 per cent (2008: £803 million). New business margins increased 3 percentage points to 32 per cent in 2009 versus 2008. This reflects our decision to focus on value over volume, leading to significantly lower wholesale annuity business, individual annuities and corporate pensions, partially offset by higher sales of with-profit bonds. Our strategy allows us to generate surplus capital for investment in more profitable opportunities for the Group. The UK business remains key to the future delivery of the Group's overall aim of generating sustainable, increased shareholder value.

Our asset management businesses saw strong inflows over the year as our record of generating superior investment performance attracted funds in a turbulent market environment. At M&G, net investment flows reached a record £13.5 billion, a 296 per cent increase versus 2008. The total funds under management at 31 December 2009 were £174 billion. M&G IFRS operating profit was £238 million, 17 per cent lower than 2008, primarily due to a lower FTSE All Share index in 2009. In Asia, asset management total funds under management were £42 billion, up 22 per cent and IFRS profit was 6 per cent higher at £55 million (2008: £52 million).

At the start of 2009 we were positioned defensively, but in 2010 we will accelerate and amplify our proven strategy to capitalise on the most profitable growth opportunities in our chosen markets supported by our strong capital position. Our remarkable results in Asia and the exceptional performances of Jackson and M&G, have allowed us to differentiate ourselves during 2009. The UK remains the bedrock of our expansion in our other business units. That strategy has served us well and will continue to serve us well in 2010 as Asia continues to grow faster than the rest of the world and as other economies progressively recover."

Commenting specifically on the agreement with AIG, Tidjane Thiam said:

"With this agreement we have a unique opportunity to create the leading pan-Asian life insurer. The combination of Prudential and AIA will create a sector powerhouse in the fastest growing markets in the world. This agreement provides Prudential with a one-off opportunity to transform the growth profile of the Group and offers long-term material benefits to our shareholders. Both parties are committed to a smooth transition process including the commitment to the strong AIA brand and the unique strengths of the sales forces. The combined business will be the largest life insurer in seven major Asian countries, allowing us to continue to create shareholder value through our presence in the world's most dynamic and attractive markets."

ENDS

* 2008 comparatives are at actual exchange rates (AER). In order to facilitate comparisons for the Group's current business amounts shown for 2009 and 2008, new business and profit related KPIs exclude those of the Taiwan agency business for which the sale process was completed in June 2009.

Enquiries:

Media		Investors/Analysts
Edward Brewster	+44 (0)20 7548 3719	Matt Lilley	+44 (0)20 7548 2007
Robin Tozer	+44 (0)20 7548 2776	Jessica Stalley	+44 (0)20 7548 3511
Sunita Patel	+44 (0)20 7548 2466

Notes to Editors:

1.     The results in this announcement are prepared on two bases: International Financial Reporting Standards ('IFRS') and European Embedded Value ('EEV'). The IFRS basis results form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the principles issued by the CFO Forum of European Insurance Companies in May 2004 and expanded by the Additional Guidance on EEV disclosures published in October 2005. Where appropriate the EEV basis results include the effects of IFRS.
Period on period percentage increases are stated on an actual exchange rate basis.

2.
Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

3.
Present value of new business premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

4.     Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profit is stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes, and the effect of disposal and results of the Taiwan agency business, for which the sale process was completed in June 2009. In addition for EEV basis results, operating profit excludes the effect of changes in economic assumptions and the time value of cost of options and guarantees, and the market value movement on core borrowings.

5.
There will be a conference call today for wire services at 10.00am (GMT) hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44 (0)
20 8817 9301
Passcode:
2519535
.

6.
A presentation to analysts will take place at 12.00pm (GMT) at Governor's House, Laurence Pountney Hill, London, EC4R 0HH. Dial in telephone number: +44 (0)208 817 9301 Passcode: 2486527.  An audio cast of the presentation and the presentation slides will be available on the Group's website,
www.prudential.co.uk/prudential-plc/

7.
High resolution photographs are available to the media free of charge at
www.newscast.co.uk

on +44 (0)207 8886 5895 or by calling Sunita Patel on +44 (0)20 7548 2466.

8.     Total number of Prudential plc shares in issue as at 31 December 2009 was 2,532,227,471.

9.
Financial Calendar 2010
:

First Quarter Interim Management Statement	14 May 2010
AGM	19 May 2010
2010 Half Year Results and Second Quarter 2010 New Business Figures	12 August 2010
Third Quarter 2010 Interim Management Statement	10 November 2010

2009 Full Year Dividend
Ex-dividend date	7 April 2010
Record date	9 April 2010
Payment of dividend	27 May 2010

10.
About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £290 billion in assets under management (as at 31 December 2009). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

Group Chief Executive's Report

Introduction

I am pleased to report that Prudential delivered an outstanding performance in 2009, generating significantly higher profits while consuming less capital. Our discipline in allocating capital to the most profitable products and channels, combined with our proactive management of the Group's balance sheet, has allowed us to completely transform our capital position, which is now one of the strongest in the industry.

We have delivered excellent results against a backdrop of unprecedented market turbulence. After the severe difficulties encountered by the world economy and financial markets in the second half of 2008, we entered 2009 with a deliberately defensive position. We recognised early on the implications of the new economic climate and focused our strategy on capital conservation and cash generation. We prioritised value over volume and allocated capital strictly to the products and channels with the highest rates of return and shortest payback periods. This led us to significantly reduce our volumes of wholesale business, allowing us to grow our relatively more profitable retail sales by 11 per cent in a year when many companies saw a contraction or stagnation of sales. This highly disciplined approach meant that, as conditions started to improve, our capital strength allowed us to capture a more than proportionate share of our target markets.

We have consistently said our strategy is a formula for outperformance, and these results demonstrate that we have been able to execute it with discipline and effectiveness.

As Group Chief Executive, my overriding objective is to deliver sustainable increases in shareholder value. I am pleased to report that we achieved this once again in 2009, outperforming the sector in our chosen markets and in total returns for shareholders. Going forward, I believe we have the right strategy, products, geographic presence, brands, management and capital strength to sustain this outperformance into the future.

We have separately announced today our agreement with AIG for the combination of Prudential and AIA Group Limited, a wholly owned subsidiary of AIG. The strength of AIA's business, its market-leading positions in South-East Asia and the potential for accelerated growth of the combined business in the future present a compelling and unique opportunity for Prudential.

Group Performance

Turning to our performance in 2009,  our total Group operating profit before tax from continuing operations, on the European Embedded Value (EEV) basis, rose to £3,090 million, an increase of 8 per cent. Our EEV new business profit increased by £407 million, or 34 per cent to £1,607 million.
Margins improved across the Group rising from 42 per cent to 56 per cent, an exceptional level of performance given the market conditions prevailing in 2009.
We achieved our objective of increased profitability while consuming less capital, through investing our free surplus in those markets and products which deliver the highest returns within our new business strain targets. In 2009 our investment in new business was 16 per cent lower at £675 million (2008: £806 million).

On the statutory International Financial Reporting Standards (IFRS) basis, operating profit based on longer-term investment returns increased by 10 per cent to £1,405 million. IFRS operating profit increased across all three life operations: in Asia it increased 62 per cent to £416 million; in the US it increased 13 per cent to £459 million; and in the UK it increased 11 per cent to £606 million, a very strong performance. Operating profit at M&G decreased 17 per cent to £238 million, reflecting the impact of the volatility in equity and property markets during the year, while our asset management business in Asia increased operating profits by 6 per cent to £55 million. We saw a change in other income and expenditure to negative £395 million (2008: negative £260 million), as a result of lower returns on central funds and an increase in interest payable on core structural borrowings.

Net inflows increased strongly in our asset management businesses, as our sustained investment outperformance attracted investors. M&G recorded £13,478 million of net inflows, 296 per cent higher than in 2008, and our asset management business in Asia recorded £1,999 million of net inflows, 134 per cent higher than in 2008.

Importantly, we also succeeded in significantly strengthening our Group capital position, making us one of the best-capitalised insurers and underpinning our ability to exploit growth opportunities. Using the regulatory measure of the Insurance Groups Directive (IGD), the Group's capital surplus was estimated at £3.4 billion at the 2009 year-end, more than double its level of £1.5 billion at the end of 2008, with a solvency ratio of 270 per cent, or 2.7 times our regulatory requirement.

Our cash flow position remained strong during the year. In 2008 we achieved our target of being operating cash flow positive at the holding company level, and we maintained this position in 2009, with a cash surplus after dividend of £38 million.

Given the Group's outstanding financial performance in 2009 and increasingly robust financial position, the Board intends to recommend a final dividend of 13.56 pence per share, bringing the full-year dividend to 19.85 pence per share, an increase of 5 per cent. The dividend is covered 2.2 times by post-tax IFRS operating profit based on longer-term investment returns.

Our Strategy

Our strategy is to profitably meet our customers' changing needs for savings, income and protection in our chosen markets. By maintaining our focus and discipline in the implementation of this strategy, and by allocating capital to the most attractive opportunities, we believe we are able to generate sustainable and differentiated value for our shareholders. Over the last year our strategy has proven its worth under the most testing conditions, delivering a significant outperformance in Total Shareholder Return (TSR) in 2009.

Through our international, selective and disciplined approach we maintain a diverse portfolio of businesses, which embrace countries at different stages of economic development, but which all share one key attribute: the opportunity for us to build a market-leading operation with prospects for sustainable, long-term, profitable growth and a superior rate of return on capital.

Our financial strength is fundamental to our strategy and as a result of our disciplined risk management approach and targeted Group-wide actions to grow and protect our capital, we are emerging stronger from the global economic downturn. This capital strength has been instrumental in our ability to invest in profitable growth opportunities in 2009, especially in our chosen markets in Asia and the US.

The main engine of our growth strategy is our unique presence in Asia, which includes 28 businesses, spread over 13 countries. Asia offers us the highly attractive combination of strong growth and high margins. In 2006 we made an external commitment to double our 2005 new business profit in Asia by 2009 and I am very pleased to announce that we have met this target. This achievement was important to me, and is particularly remarkable given the economic conditions prevailing in the second half of that four-year period.

Asia is complex, dynamic and exciting, and its economies differ significantly, with varying levels of economic development, from the OECD members, Japan and Korea, to the fast growing markets of South-East Asia, such as Indonesia and Malaysia. Our approach to the region is highly sophisticated and discriminating in terms of product offering, distribution and branding.
Given our strong presence in this fast-growing and exciting region, and the agreement we announced today concerning AIA, we believe we are uniquely placed to continue to deliver sustained profitable growth for many years to come.

In the US, which remains the world's largest retirement market, we continued to focus on building our share of the expanding and cash-generative annuities market. We have emerged from the crisis with a significantly stronger position in the variable annuities market, a key product for baby boomers as they reach retirement. We have continued to grow our share of the fixed index annuities market, while limiting our appetite for fixed annuities in order to conserve capital and maximise profits.

In the UK our strategy
remained
to rigorously focus on balancing new business with cash and capital preservation, while maintaining margins. This approach delivered the sales performance we wanted, combined with improved margins.
This strategy allows us to generate surplus capital for investment Group-wide at significantly higher returns than in the UK. Our business in the UK provides a foundation and fuel for the Group's strategy.

Our asset management businesses in the UK and Asia continue to capitalise on our strong investment track record and trusted brands. Asset management is a core competence of Prudential and is a key component of our strategy, providing a reliable source of cash and high quality profits. Asset management remains a unique, differentiating feature of the Group in our sector.

As a Group we have a portfolio of highly trusted brands including Prudential, M&G and Jackson and we remain committed to this successful multi-brand strategy. This approach gives us the flexibility to tailor our brands to our different businesses and the customers these businesses serve. We believe t he strength of our brands was a significant differentiator in 2009, as many customers looked for companies with a heritage and history that they knew and trusted, as safe havens for their assets amid the widespread financial uncertainty.

We believe that our strategy, and the consistency and discipline with which we execute it, is what differentiates us. In 2010 w
e intend to continue our disciplined execution of this strategy, amplifying and accelerating it to deliver more profitable growth and increased shareholder value.

Product and Distribution Strategy

Our operating model enables each of our business units to stay close to its customers, allowing them to be flexible in identifying and developing the specific product and distribution mix that is right for each market.

Looking at our products, our consistent aim in all our markets is to have a suite of savings, income and protection products that delivers good value, and meets customers' needs in a profitable and capital efficient manner. We use every opportunity, from product design to channel management, to reduce the exposure of the Group and our capital position to downturns in the economic cycle. The experience of the past two years has demonstrated that this strategy is the right one, generating highly resilient revenue streams. This is supported by our ability to respond flexibly to customers' changing product and investment needs.

In Asia, a challenging economic climate in the first half of 2009 gave way to more positive conditions in the second half of the year. W hile we saw our single premium volumes decline as a result of economic uncertainty, our regular premium and higher-margin protection business remained resilient, ensuring we outperformed the competition, while remaining protected, especially in the second half.

Our distribution in Asia is unique. We have developed both the largest regional network of tied agents, over 410,000, as well as strong partnerships with banks across the region. A significant development in our Asian distribution capabilities is our new long-term strategic bancassurance distribution partnership with United Overseas Bank Limited (UOB). This partnership, announced on 6 January 2010, will mean our life insurance products will be distributed through UOB's 414 bank branches across Singapore, Indonesia and Thailand. This alliance, which complements our long-standing successful partnerships with Standard Chartered and other banks across the region, offers us significant new profitable growth opportunities.

In the US, the volatility in US equity markets in 2009 saw customers seek safer, but lower, returns by buying fixed annuities, fixed index annuities or variable annuities with guaranteed living benefits. Jackson responded quickly and was able to capitalise on this shift in demand across all its annuity product lines. Supported by our core skills in product manufacturing and distribution, our purposeful focus on variable annuities enabled us to gain significant market share while achieving a strong rise in margins and profitability.

Going forward, we aim to build on our progress in the US in 2009 by maintaining our focus on value over volume and continuing to target the most profitable business. O ur highly successful distribution model focuses on our industry-leading wholesaler teams, who offer genuine added-value to the independent financial advisor channel while also distributing products through regional broker-dealers and banks.
We will also look to diversify our earnings growth and capitalise on our scaleable platform by making bolt-on acquisitions of closed books when suitable opportunities emerge.

In the UK we continued to focus on the retail market, with an emphasis on our market-leading with-profits and annuities products. We restricted our appetite for the capital intensive bulk annuity market and ceased to offer lifetime mortgages. These decisions reflect our focus on higher margin products, with shorter payback periods.
In the UK, we have a diverse multi-channel approach including direct sales, financial advisers and partnerships. We continue to use our strong foundation, brand heritage and customer franchise to support our business.

In asset management we had another excellent year in a challenging market environment. Both M&G and our Asia asset management businesses continued to capitalise on their strong track records in investment performance to deliver strong rises in inflows.
M&G benefited from its high levels of trust and brand loyalty among investors, achieving record net fund inflows, at a time when many other asset managers suffered net redemptions.

In Asia, where savers are increasingly becoming investors, our asset management business put in a resilient performance, while focusing on maintaining profitability across our internal life and third-party clients.
In terms of distribution, our asset management businesses achieved flexibility through a multi-channel, multi-geography distribution approach in both the retail and institutional marketplaces.

Risk and Capital Management

Our strong and sustained financial performance is the result of disciplined and rigorous management. In no aspect of our business is this discipline more evident than in our approach to risk and capital. As a result of our unwavering focus on increasing our financial resilience, our capital position has been dramatically enhanced despite significant market shocks. Our free surplus generation and proactive and innovative capital management underpin an extremely strong solvency ratio. Furthermore, we lead the sector in disclosure, reporting a combination of IFRS, cash and EEV. Having clearly demonstrated our defensive capabilities and transparency in the downturn, we believe we are now well positioned to outperform as markets recover.

In late 2008 and early 2009, the balance sheets and capital positions of all insurance companies were under close scrutiny. With this in mind, we began 2009 by taking a disciplined and defensive stance, focusing on building our capital base and strengthening our IGD surplus. Despite our defensive position, we remained alert to growth opportunities, and as these emerged in the second half of the year, our greater capital strength enabled us to seize them aggressively.

During the course of the year we enhanced the strength and flexibility of our capital base, increasing our IGD capital surplus from £1.5 billion at year-end 2008 to £3.4 billion at 31 December 2009, equivalent to approximately 270 per cent cover of the required capital. This increase resulted from a series of measures that clearly demonstrated our disciplined approach to capital management.

In addition to internal capital generation of £1.1 billion, we transferred the assets and liabilities of our agency distribution business in Taiwan to China Life of Taiwan, which boosted our IGD capital surplus by approximately £0.8 billion.  A further £0.9 billion was contributed by issues of subordinated and hybrid debt, and £0.9 billion by financial restructuring and internal reorganisation of Group capital.  These gains of some £3.7 billion, were partially offset by about £0.4 billion of credit impacts in Jackson, £0.6 billion of debt interest and other central costs, £0.3 billion of dividends net of scrip, £0.2 billion from regulatory changes and £0.3 billion of foreign exchange movements.

Our prudent but dynamic management of our capital will remain a key differentiator of our business going forward.

Outlook

As we go into 2010 we will continue to capitalise on our competitive differentiators to amplify and accelerate the execution of our strategy. The agreement we announced today with AIG represents a compelling and unique opportunity to transform our position in Asia, giving us market-leading positions in all of the critical growth markets in the region. In the US we continue to write high-margin, capital efficient variable annuities and to benefit from the organic consolidation under way. In the UK we will focus on our strong positioning, brand and products to continue to generate cash and capital for the Group. And in asset management we will optimise both M&G and our asset management business in Asia as a core capability of the Group.

Going forward, we are increasingly positive on the outlook for Asia and this is reflected in our announcement concerning AIA. We remain cautious on the major Western economies, because of a number of imbalances threatening their return to higher growth, including high levels of consumer and government debt, budget deficits and unemployment. In Asia we enjoy a unique combination of market-leading positions in the fastest growing, most profitable markets; strong brands; unrivalled multi-channel distribution and well-designed products. Asia, with its GDP growth rates, saving habits and low penetration, remains the primary focus of our growth and investment. This is the most attractive opportunity in our industry today and the agreement we have announced today demonstrates that I have every intention of ensuring that the Group makes the most of it, while also capitalising on our strong presence in the US, the UK and our market leading asset management platform.

I end my first annual review as Group Chief Executive proud of what our teams have accomplished in delivering our highest ever margins, profits and capital surplus, a fantastic achievement in a hugely challenging environment.

I am committed to managing the Group with discipline and a relentless focus on execution and operational delivery. I am confident that the quality of our teams, coupled with our culture of discipline and focus, will position us well to continue to outperform our industry, not only through the current economic cycle but also through those yet to come.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  01 March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/

Name Susan Henderson
Title Deputy Group Secretary